UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 25, 2026, Swvl Holdings Corp (“Swvl”) issued a press release titled: “Swvl Announces $13 Million Strategic Investment Round Priced At-The-Market Under Nasdaq Rules led by the Sawiris Family and Coefficient LP to Anchor Its Next Phase of Growth and U.S. Expansion.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first four paragraphs, and the eighth, ninth and tenth paragraphs, as well as the section titled “Forward-Looking Statements” in the press release are incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Press release titled: “Swvl Announces $13 Million Strategic Investment Round Priced At-The-Market Under Nasdaq Rules led by the Sawiris Family and Coefficient LP to Anchor Its Next Phase of Growth and U.S. Expansion.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: August 25, 2026	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer